UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 1-12966

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-K    [ ] Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
             [ ] Form 10-Q    [X] Form 10-QSB    [ ] Form N-SAR   [ ] Form N-CSR

         For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  ClearStory Systems, Inc.

Former Name if Applicable:  INSCI Corp.

Address of Principal Executive Office (STREET AND NUMBER):
                         One Research Drive, Suite 200B

City, State and Zip Code:  Westborough, Massachusetts 01581




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                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
  [ ] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On October 20, 2004, Goldstein and Morris ("Goldstein") informed ClearStory Systems, Inc. (the "Company") that Goldstein was resigning as the Company's independent registered public accounting firm. Prior to October 20, 2004, Goldstein had not previously advised management or the Company's audit committee of its intention to resign its engagement as the Company's independent registered public accounting firm. The resignation was not sought or recommended by the Company's audit committee. The Company's audit committee is in the process of selecting a new independent registered public accounting firm, but it is uncertain when a new independent registered public accounting firm will be selected or when a review of the Company's financial statements for the quarter ended September 30, 2004 will be completed by the new independent registered public accounting firm.

         In light of the foregoing, the Company will be unable to file its Form 10-QSB for the quarter ended September 30, 2004 by the due date of November 15, 2004. The Company fully intends to file its Form 10-QSB for the quarter ended September 30, 2004 as soon as possible under the circumstances.



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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

HENRY F. NELSON                             (580) 870-4100
---------------                             --------------
(Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            CLEARSTORY SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 15, 2004   By /s/ Henry F. Nelson
                              -------------------------------------
                              Henry F. Nelson
                              President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




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